                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                Sequa Corporation
                                (Name of Issuer)

                       Class B Common Stock, no par value
                         (Title of Class of Securities)

                                    81732 020
                                 (CUSIP Number)

                         Robert F. Quaintance, Jr., Esq.
                             William D. Regner, Esq.
                            Debevoise & Plimpton LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                  July 8, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

The Executors, the July 2005 Trust, the Second July 2005 Trust, the Trustees and
the Corporations (all as defined in the Schedule (as defined below) and collectively, the "Filing Persons") hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission on January 29, 2007
(the "Schedule") as follows:

This Statement relates to the Class B common stock, no par value, of Sequa
Corporation (the "Company").

Item 4. Purpose of Transaction.

Item 4 of the Schedule is hereby amended by inserting the following text at the end thereof:

The Company has entered into an Agreement and Plan of Merger, dated as of July
8, 2007 (the "Merger Agreement"), with Blue Jay Acquisition Corporation, a
Delaware corporation ("Parent"), and Blue Jay Merger Corporation, a Delaware
corporation and a wholly-owned subsidiary of Parent ("Merger Co"). Parent and
Merger Co are entities directly and indirectly owned by Carlyle Partners V, L.P.
and its affiliates (collectively, "Carlyle"). The Merger Agreement contemplates that Merger Co will be merged with and into the Company (the "Merger"), with the
Company continuing as the surviving corporation and a wholly owned subsidiary of
Parent.

On July 8, 2007, in connection with the execution of the Merger Agreement, each of the Filing Persons and certain other stockholders of the Company
(collectively, the "Principal Stockholders"), entered into a Voting Agreement
(the "Voting Agreement") with the Company, Parent and Merger Co. Pursuant to the
Voting Agreement, each of the Principal Stockholders has agreed, among other things and subject to certain exceptions, (i) to vote all of his, her or its shares of Class A Common Stock and Class B Common Stock of the Company
(together, the "Common Stock") in favor of the approval of the Merger Agreement and against certain actions involving the Company that would have the effect of impeding, interfering with, delaying, postponing or impairing the Merger, (ii)
to grant Parent and its designees an irrevocable proxy to vote such shares with respect to the foregoing matters and (iii) not to transfer or dispose of any of his, her or its shares of Common Stock of the Company (other than to transferees who agree to be bound by the Voting Agreement).

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the
Voting Agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        Securities of the Issuer.

Item 6 of the Schedule is hereby amended by inserting the following text at the end thereof:

On July 8, 2007, each of the Filing Persons entered into the Voting Agreement, pursuant to which each of the Principal Stockholders has agreed, among other things and subject to certain exceptions, (i) to vote all of his, her or its shares of Common Stock in favor of the approval of the Merger Agreement and against certain actions involving the Company that would have the effect of impeding, interfering with, delaying, postponing or impairing the Merger, (ii)
to grant Parent and its designees an irrevocable proxy to vote such shares with respect to the foregoing

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matters and (iii) not to transfer or dispose of any of his, her or its shares of
Common Stock of the Company (other than to transferees who agree to be bound by the Voting Agreement).

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the Schedule is hereby amended by inserting the following text at the end thereof:

Exhibit 3 - Voting Agreement, dated as of July 8, 2007, by and among certain principal stockholders set forth on Schedule A attached thereto, Sequa
Corporation, Blue Jay Acquisition Corporation and Blue Jay Merger Corporation.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2007

                                        /s/ Marjorie Alexander
                                        ----------------------------------------
                                        Marjorie Alexander

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2007

                                      FIFTY BROAD STREET, INC.
                                      FORFED CORPORATION
                                      42 NEW STREET, INC.
                                      YOUANDI CORPORATION
                                      COURTNEY CORPORATION

                                      /s/ Gail Binderman
                                      ------------------------------------------
                                      Gail Binderman
                                      Individually and on behalf of
                                      the above named Corporations as
                                      Vice President

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2007

                                      /s/ Mark Alexander
                                      ----------------------------------------
                                      Mark Alexander

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2007

                                      /s/ Sharon Zoffness
                                      ------------------------------------------
                                      Sharon Zoffness

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2007

                                      Gail Binderman, Mark Alexander and Sharon
                                      Zoffness as Trustees u/i dtd July 13, 2005

                                      /s/ Gail Binderman
                                      ------------------------------------------
                                      Gail Binderman
                                      Trustee

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2007

                                      Gail Binderman, Mark Alexander and Sharon
                                      Zoffness as Trustees u/i dtd July 13, 2005

                                      /s/ Gail Binderman
                                      ------------------------------------------
                                      Gail Binderman
                                      Trustee

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